Exhibit 99.1
Flamel Technologies Announces Appointment of Jeffery S. Vick as Chief Business Officer
LYON, France – February 23, 2009 – Flamel Technologies S.A. (Nasdaq: FLML) today announced that Jeffery Vick has joined its senior management team as Flamel’s Chief Business Officer. Mr. Vick previously served as Chief Executive Officer of Silence Therapeutics plc, a leading European RNAi company. Mr. Vick received his MBA from Stanford University, his MS in Chemistry from the University of California, San Diego, and brings to Flamel over twenty years experience in the pharmaceutical and biotechnology industries.
“Jeff’s expertise in corporate development, market research, and intellectual property issues has been developed both in Europe and in the U.S.,” remarked Stephen H. Willard, the Company’s chief executive officer. “His background in these areas, together with his history of doing fundamental research in oncology and his work in developing biotechnology, drug delivery and genomics companies, makes him an ideal addition to the Flamel team. My colleagues and I are greatly looking forward to Jeff’s assistance in building upon Flamel’s existing relationships with our pharmaceutical and biotechnology partners and in developing new ones.”
“Flamel’s technology platforms are ideally positioned to provide important solutions to the pharmaceutical and biotechnology industries. These extend to efficacy and safety, but also to important issues in drug development such as stabilization and the extension of effective half-life without affecting bioactivity,” said Mr. Vick. “I am particularly pleased to be joining a company which enjoys tremendous growth opportunities coupled with a solid financial foundation.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE: + 33-4-72-78-34-34
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.